OLIVE STREET INVESTMENT ADVISERS, LLC

June 24, 2013

Mr. William H. Broderick, Ill
Chairman of the Board Bridge Builder Trust
12555 Manchester Road
St. Louis MO 63131

Dear Mr. Broderick:

This letter is to  confirm the  agreement of Olive Street  Investment Advisers, LLC ("Olive  Street")  with Bridge Builder Trust to waive its management fees it is entitled to receive as Investment Adviser of the Bridge Builder Bond Fund  to the extent  management fees to be paid to Olive Street exceed the management fees that  Olive Street  is required to  pay Bridge Builder Bond Fund's Sub-Advisers.  This waiver is effective as of the launch date of the Bridge Builder  Bond Fund.  If, in the  future  Olive Street elects  to  remove  such waiver  or  change  the  degree  of  such waiver,  it  shall provide notice  to  Bridge Builder Trust of its option not to renew  such waiver at least ninety  (90) days prior to such change.

Sincerely,

/s/ Kevin Bastien
Kevin Bastien
Treasurer